10/22

02055746

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mount Burgess Mining

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1235 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Annual Report 2002

Company Particulars

Directors:	NIGEL RAYMOND FORRESTER, FCA (Chairman and Managing Director)
	JEFFREY JOHN MOORE BAppSc(Geol), MAusIMM
	GODFREY EDWARD TAYLOR, LL B
	RONALD WILLIAM O'REGAN
Joint Secretaries:	JAN FORRESTER
	DEAN ANGELO SCARPAROLO, CPA
Registered Office:	Level 5, 178 St. Georges Terrace, Perth, Western Australia, 6000.
	Telephone: ++61 89322 6311 Facsimile: ++61 89322 4607 Email: mtb@mountburgess.com Website: www.mountburgess.com
Share Registry:	Advanced Share Registry Services, 7th Floor, 200 Adelaide Terrace, Perth, Western Australia, 6000. Telephone: ++61 89221 7288 Facsimile: ++61 89221 7869
Auditors:	Deloitte Touche Tohmatsu, 16th Floor, Central Park, 152-158 St. Georges Terrace, Perth, Western Australia, 6000.
Bankers:	Australia and New Zealand Banking Group Ltd, 77 St. Georges Terrace, Perth, Western Australia, 6000.

Mount Burgess Mining N.L. is a listed public company, incorporated in Australia.

Address by the Chairman

It is my pleasure to present to you this annual report for the year to 30 June 2002.

During the year the Company maintained an active exploration effort both in Australia and in Namibia.

Exploration in Western Australia has focussed mainly on the Company's Telfer project. At the Tim's Dome prospect, a significant amount of structural mapping was conducted in order to better understand the controls of gold mineralisation in the area. This mapping was then followed up with a geophysical programme of induced polarisation, which highlighted significant cross-cutting structures not previously recognised. These structures showed potential to host gold mineralisation. Diamond drilling subsequently conducted over some of these structures has shown that they do carry gold mineralisation. A follow up drilling programme is currently under review.

At Perrinvale, a gold and basemetals exploration project west of Menzies, Western Australia, which is a joint venture with Heron Resources Ltd, a number of gold and basemetal anomalies have been generated which now require follow up work.

In Namibia, the Company has made significant progress on its diamond exploration project at Tsumkwe. Three kimberlites were discovered during the year. The Company believes that there is very good potential to discover further kimberlites in the area where a number of discrete kimberlitic indicator mineral anomalies have been delineated, all of which show the potential to have been sourced from separate localised kimberlites.

The success of the project to date, where the kimberlites being explored for can be masked by several metres of Kalahari sand, has been generated through the combined application of surface loam sampling, drilling to basement to sample for indicator minerals, geomorphological mapping and interpretation, aeromagnetic and ground gravity surveys.

The Company, through revising its agreement with its joint venture partner, Kimberlite Resources Pty Ltd, now has a 90% equity in the Tsumkwe joint venture.

A further four exclusive prospecting licences consisting of an additional 2,876 square kilometres which border both the eastern and western areas of the project, were applied for and awarded in July 2002. Two of the licences to the southwest of the project form part of the joint venture. One licence to the northwest and another licence to the southeast of the joint venture area are owned 100% by the Company.

The Company believes that the acquisition of these additional licences now ensures that all of the kimberlitic indicator anomalies discovered within the project area, must now be sourced from kimberlites within the combined area held under licence.

I should like to thank my fellow directors, staff members and consultants, all of whom have worked so hard on our projects during the year in an effort to bring them to fruition.

N R FORRESTER
CHAIRMAN


122°
122°15'
120°
INDIAN
OCEAN
Broome
Port Hedland
Mt Goldsworthy
21°
TELFER
Wittenoom Gorge
Tom Price
0 100km
Newman
-21°30'
-21°45'
CANNING PLATFORM
TELFER TROUGH
PARDU PROSPECTS
MACKAY'S DOME
CAMP DOME
THOMSON'S DOME
TIM'S DOME
THOMSON'S EAST DOME
Trig Zone
TIM'S DOME PROSPECT
MT. CROFTON
THOMPSON'S EAST PROSPECTS
Thompson's (Au)
TELFER GOLD MINES
MAIN DOME
WEST DOME
O'CALLAGHANS GRANITE INTRUSIVE
ISDELL
PLATFORM
TROTMAN DOME
CONNAUGHTON'S DOME
Big Tree
Backdoor / Delphy
N
W
E
S
0 2.5 5 10
kilometres
LEGEND
Mount Burgess Granted Tenements
Mount Burgess Application Tenements
Mount Burgess/Newmont JV
Inferred Margins of the Telfer Trough
Graben Structure inferred from Magnetic and Sedimentological Data
Major Fault
Domal Axis
Telfer open-cut Gold Mine
Gold Resource
Gold/Basemetals Prospect
Mt Crofton Granite (exposed)
Granite inferred from Aeromagnetics
MOUNT BURGESS MINING N.L.
TELFER GOLD AND BASEMETALS PROJECT
Interpreted Regional Geology
and Structural Plan
highlighting Tenements in which
the Company holds an Interest

TELFER

Pilbara Mineral Field, Western Australia

The Company currently holds equity in 29 granted and pending mineral tenements covering approximately 290 square kilometres within a 40 kilometre radius of Newcrest Mining's Telfer gold mine. The Telfer mine has produced in excess of five million ounces of gold since 1977 and has a current quoted resource of 27 million in-situ ounces of gold and 960,000 tonnes copper (Newcrest 2 July 2002).

Mineralisation in the Telfer district mainly comprises low-grade bulk tonnage sheeted vein and stockwork quartz pyrite-Au-Cu and stratabound Au-Cu systems.

The Company believes that the area has potential for the discovery of significant gold and basemetal mineralisation.

Isdell Joint Venture

(The Company 62%, Newmont Gold Exploration Pty Ltd 38%)

Included in the above 29 mineral tenements are 4 mining leases totalling approximately 37 square kilometres which are in joint venture (the **Isdell Joint Venture**) with **Newmont Gold Exploration Pty Ltd**. The Company is the operator of this joint venture.

East Thompson's Dome (Isdell Joint Venture)

This dome is defined by an eight kilometre long double plunging antiform situated 10 kilometres north west of the Telfer mine with lithologies equivalent to those occurring at the Telfer Main Dome.

Recent studies have concluded that the dome has many similarities to the Telfer Main Dome with good potential to host Telfer style stratabound gold and basemetal mineralisation.

Cane (Isdell Joint Venture)

The Cane prospect lies to the east of Tim's Dome and north of Newcrest's Thompson's Dome prospect. The prospect has a strong Au-Cu-Pb-Zn geochemical signature and shows some signs of gold depletion at the surface. Broad areas of low grade gold mineralisation have been recorded from RAB drilling and initial RC drill testing returned an intercept of 4 metres @ 3.8 g/t gold. Possible controls on the mineralisation have been determined and further RC drill testing is due to take place.

Tim's Dome (The Company 100%)

Tim's Dome is situated just 15 kilometres northwest of the Telfer Main Dome and hosts lithologies similar to those observed at the Telfer mine. Much alteration and extensive low grade gold mineralisation occurs for over 4 kilometres at Tim's Dome.

Recent re-evaluation of the Tim's Dome prospect, which has included determining structural controls of the gold mineralisation, conducting an induced polarisation programme and completing 550m of diamond drilling has resulted in the selection of specific areas to be targeted for further drill testing.

Pardu (The Company 100%)

Pardu covers the northwestern portion of the Kaliranu syncline. A regional aeromagnetic programme has highlighted several discrete, strongly magnetic anomalies coincident with the interpreted axial plane of the syncline. These targets are required to be drill tested.

TABLETOP

Pilbara Mineral Field, Western Australia (The Company 100%).

The Tabletop project comprises six exploration licence applications, subject to Native Title objections, in an area underlain by the basement rocks of the Rudall Metamorphic Complex (RMC). The RMC has been identified by the Geological Survey of Western Australia as hosting a wide range of mineralisation including gold, basemetals, PGM's, rare earths, nickel, silver and uranium. The area is also considered by the Company to be prospective for diamonds.

Work cannot be conducted on any of these areas until Native Title objections have been lifted as a consequence of successful negotiations or determination.

PERRINVALE PROJECT

North Coolgardie Mineral Field, Western Australia (The Company has the right to earn 70%)

The Perrinvale Project, located about 90 kilometres west of Menzies, is a joint venture with Heron Resources Limited covering about 120 kilometres of strike length of the Illaara Greenstone belt. The belt contains the historical gold workings of Lawrence Find and Metzke's Find and is considered prospective for both gold and basemetals.


INDUCED POLARISATION
SURVEY HIGHLIGHTING
SULPHIDE ENRICHMENT
RESISTIVITY
SURVEY HIGHLIGHTING
QUARTZ VEINING
29 500 mN
29 000 mN
28 500 mN
28 000 mN
27 500 mN
6 200 mE
6 400 mE
6 600 mE
N
E
S
W
0
125
250
500
metres
MOUNT BURGESS MINING N.L.
TELFER PROJECT
Tim's Dome Prospect
Gradient Array IP-Resistivity Survey
shaded with 50% NE AGC Gradient
combined E-W & N-S Array


Interpreted Geology of the Illaara Greenstone Belt
Au Soil Anomalies
Landsat 7
Untested Au Geochemical Anomaly Peak Value 56ppb 1km x 0.4km
Untested Au Geochemical Anomaly Peak Value 100ppb 1km x 0.4km
Open Untested Au Geochemical Anomaly Peak Value 230ppb
LEGEND
Dolerite dyke - normally magnetised
Dolerite dyke - reversely magnetised
Granite
Banded iron formation - highly magnetic
Sediments - non-magnetic (shales and schists)
Felsic intermediate volcanics - magnetic
Felsic intermediate volcanics - weakly to non-magnetic
Mafic volcanics/intrusives - magnetic (gabbro?, dolerite?)
Mafic volcanics/intrusives - weakly to non-magnetic (basalts?)
Ultramafic rocks - moderately to highly magnetic
Ultramafic rocks -weakly magnetic
Greenstone raft/remnant in granite
Granted Tenement
PERRINVALE PROJECT AREA
0 5 10 20
kilometres
N
W
E
S
MOUNT BURGESS MINING N.L.
PERRINVALE PROJECT

Work undertaken by the Company to date includes acquisition and interpretation of aeromagnetic and Landsat 7 data, an orientation soil sampling programme and a subsequent geochemical sampling programme. A number of coherent greater than 10 ppb Au and greater than 100 ppm Cu in soil anomalies, as yet untested by drilling, occur within the joint venture tenements.

Values up to 12 g/t Au, 1.72% Cu and 475 ppm Zn have been returned from rock chip sampling this year.

Preliminary interpretation of the aeromagnetic data has outlined a number of potential gold and basemetal targets, several of which are coincident with the surface geochemical anomalism. A select number of these targets will be drilled shortly.

TSUMKWE DIAMOND PROJECT

Namibia

The project is located in "Bushmanland" Namibia on the Botswana border and covers some 7,800 square kilometres held under 9 exclusive prospecting licences. Seven of the exclusive prospecting licences consisting of some 6,200 sq. kilometres are in joint venture where the Company owns 90% and Kimberlite Resources (Pty) Ltd owns 10%. Two of the exclusive prospecting licences consisting of some 1,600 sq. kilometres are owned 100% by the Company.

The project has the potential for the discovery of diamond bearing kimberlites as it is in an area where, to date, the Company has discovered 3 kimberlites. Six macrodiamonds have been found in the area together with significant numbers of G9 and G10 garnets. It is located on the southern margin of the Congo-Angolan Craton, over a long-lived, stable Pre-Damaran basement high dated > 2,000 my. It is situated just south of the trans-African Limpopo-Botswana dyke swarm, at a distance similar to the Orapa-Letlhakane kimberlite province in neighboring Botswana, in a region where it is crossed by the northwest-southeast trending Gam-Okavango structural corridor, in which are situated large circular basement structures and north-south brittle faults.

Whilst to date no diamonds have been recovered from testing the kimberlites so far found, results from electron microprobe analysis conducted on chrome diopside and chromite grains obtained from within the kimberlite, confirm that the kimberlites are potentially diamond prospective. Other exploration work conducted by the Company to date includes:


Gura - 1 Kimberlite
Kimberlite
Nxa - on Kimberlite
0 125 250
metres

MOUNT BURGESS MINING N.L.
TSUMKWE DIAMOND PROJECT
Gravity Survey Image showing Location of Kimberlite Intrusions

- RAB drilling to determine the varying depths of Kalahari sand cover in the project area, to track indicator minerals in palaeo-channels and to test primary targets.
- Loam-deflation lag sampling which has delineated a number of discrete kimberlitic indicator mineral anomalies believed to be sourced from separate localised kimberlites.
- Conducting air and ground magnetometer surveys which have delineated a number of magnetic targets.
- Conducting ground gravity surveys which have delineated a number of gravity targets, some of which are coincident with magnetic targets.
- Geomorphological mapping from TM/SPOT satellite imagery and aerial photography

All information in the Projects' Report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B.(App.) Sc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.


N
W
E
S
21°
SIKERETI
KIMBERLITE FIELD
BOTSWANA
DYKE SWARM
EPL 3021
EPL 2819
EPL 2817
HIGH DETAILED
AEROMAGENTIC
SURVEY
Watershed
EPL 3020
EPL 2012
EPL 2818
Tsumkwe
GAM -
OKAVANGO
TREND
TKN146
Anomaly
Gura 1
Nxa-on
Margin of
Congo Craton
Boma
Anomalies
EPL 3019
Spinel
Anomaly
EPL 2014
EPL 3022
Watershed
NAMIBIA
BOTSWANA
Habaca
Anomaly
20°
LEGEND
Diamond Discovered in Surface Loam Sampling
Kimberlite
Regional Watershed
High Frequency of Large Fresh Garnets
Probable Provenance Area
Gravity Survey Areas - Proposed & Completed
Mount Burgess EPL's 100%
Tsumkwe Joint Venture EPL's
(Mount Burgess 90% /
Kimberlite Resources 10%)
0
5
10
20
kilometres
TSUMKWE
PROJECT
AREA
MOUNT BURGESS MINING N.L.
TSUMKWE DIAMOND PROJECT
Project Location Map showing Kimberlite
Discoveries, Recent Gravity Survey Areas
and likely Indicator Mineral Source Areas

The Directors of Mount Burgess Mining N.L. submit herewith the annual financial report for the financial year ended 30 June 2002. In order to comply with the provisions of the Corporations Act 2001, the Directors' report as follows:

The Directors of the Company in office during and since the end of the financial year are:

- Nigel Raymond Forrester (Chairman and Managing Director)
- Jeffrey John Moore
- Godfrey Edward Taylor
- Ronald William O'Regan

REVIEW OF OPERATIONS

The consolidated entity continued exploration throughout the year. A full review of operations is outlined on pages 3 to 8.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were gold, diamond and basemetals exploration. The consolidated entity has not changed its activities.

CHANGES IN STATE OF AFFAIRS

During the year there were no significant changes in the state of affairs of the consolidated entity.

DIVIDENDS

The Directors do not recommend the payment of a dividend and no dividend has been paid or declared since the end of the previous financial year.

FUTURE DEVELOPMENTS

The consolidated entity will be continuing exploration on the various projects that it has committed to as outlined in the Projects Section of this report.

CORPORATE GOVERNANCE POLICY

The Board of Directors of Mount Burgess Mining N.L. is responsible for the corporate governance of the Company. The Board monitors the business and affairs of Mount Burgess Mining N.L. and its subsidiaries on behalf of the shareholders by whom they are elected and to whom they are accountable.

Because the Company is an exploration entity and because of the size of the corporate entity, no separate committees of the Board of Directors, including any audit committee, exists at the date of the report. Any matters to be dealt with by a committee are dealt with by the four Directors who currently comprise the Board.

The following formalises the main corporate governance practices established to ensure the Board is well equipped to discharge its responsibilities.

Composition of the Board

The composition of the Board shall be determined in accordance with the following principles and guidelines:

- The Board must comprise a minimum of three Directors, which can be expanded in accordance with the growth of the corporate entity and the variability of expertise as required.
- Whilst the Board will endeavour to maintain equal representation between executive and non-executive Directors, a majority of executive Directors may occur where the direction of the Company requires additional executive expertise.

The Board will review its composition on a continual basis to ensure that it comprises sufficient members to achieve the purpose and direction of the corporate entity and that its members have the expertise and experience relevant to that purpose and direction of the corporate entity.

The performance of all Directors will be reviewed by the Chairman continuously. Directors whose performance is unsatisfactory will be asked to retire.

Independent Professional Advice

Each Director will have the right to seek independent professional advice at the Company's expense. However, prior approval by the Chairman will be required, which will not be unreasonably withheld.

Remuneration

The Board will review the remuneration packages and policies applicable to the executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Business Risk

The Board will monitor and receive advice on areas of operational and financial risk, and consider strategies for appropriate risk management arrangements.

Specific areas of risk which were initially identified and which will be regularly considered at Board Meetings include foreign currency and commodities price fluctuations, performance of activities, human resources, the environment and continuous disclosure obligations.

Ethical Standards

The Board's policy requires that the conduct of Directors and management be of the highest ethical standard. All Directors and Employees will be expected to act with integrity and objectivity, striving at all times to enhance the reputation and performance of the corporate entity.

Trading in the Company's Securities by Directors and Employees of the Company

The Company's policy in relation to trading in the Company's securities, requires that prior to the implementation of any intended trade by any Director or Employee of the Company, confirmation should be sought from either the Managing Director or Company Secretary regarding any imminent Stock Exchange releases for the purpose of keeping the market fully informed.

In the event of a Stock Exchange release being imminent or in the event that the Company is awaiting confirmation of information to determine whether or not a release should be made, any employee or director of the Company intending to deal in the Company's securities will be advised not to do so until any imminent or required release has been made.

INFORMATION ON DIRECTORS

NIGEL RAYMOND FORRESTER, F.C.A. (Chairman and Managing Director)

Mr Forrester is a Fellow of the Institute of Chartered Accountants in England and Wales and also a Fellow of the Institute of Chartered Accountants in Australia. He has been involved in the exploration and mining industry over the past twenty four years. Mr Forrester is one of the original shareholders of the Company which he floated in 1985.

JEFFREY JOHN MOORE, B.App.Sc.(Geol.), M.Aus.I.M.M. (Executive Director Exploration)

Mr Moore graduated as a geologist from Curtin University of Western Australia in 1984. Prior to qualifying, he had been involved in the exploration industry in Western Australia for some seven years. Since qualifying, he spent two years as a consulting geologist then joined the Company in 1986 and has had a significant influence in involving the Company with its current projects.

GODFREY EDWARD TAYLOR, LL B (Non-executive Director)

Mr Taylor, who was appointed to the Board on 2 July 1999, graduated in law from the University of Western Australia in 1968 and was admitted to practice in 1970. He was a founding partner in 1977 of Taylor Smart, a Perth law firm, of which he is the senior partner. He has been practising law for about 29 years and specialises in commercial and corporate law. Mr Taylor and his family were original shareholders in the Company and have been shareholders throughout its existence.

RONALD WILLIAM O'REGAN (Non-executive Director)

Mr O'Regan was appointed to the Board on 31 July 2000. Having established a career in stockbroking, he joined Astaire & Partners, a firm of London stockbrokers in 1968. He became a member of the London Stock Exchange in the 1970s and was appointed to the Board of Astaire & Partners in 1987.

DIRECTORS' MEETINGS

Ten board meetings were held during the year. Messrs Forrester, Moore and O'Regan attended all ten board meetings held during the year. Mr Taylor attended nine board meetings held during the year.

DIRECTORS' AND EXECUTIVES' REMUNERATION

Remuneration packages contain the following key elements:

(a) Salary/fees (including long service leave and annual leave accrued).

(b) Benefits – including superannuation, motor vehicle benefits and bonuses.

The following table discloses the remuneration of the directors of the Company and the highest remunerated executives of the Company.

Name	Office Held	Salary/Fees $	Benefits $	Total $
N R Forrester	Executive Director	193,058	15,328	208,386
J J Moore	Executive Director	144,713	11,735	156,448
G E Taylor	Non-Executive Director	20,000	–	20,000
R O'Regan	Non-Executive Director	20,000	–	20,000

Other than disclosed above, there were no executive officers employed by the Company during the financial year.

DIRECTORS' SHAREHOLDINGS IN THE COMPANY

As at the date of this report:-

Mr N R Forrester and/or associates held	11,368,066	fully paid ordinary shares in the Company.
Mr J J Moore and/or associates held	750,000	fully paid ordinary shares in the Company.
Mr G E Taylor and/or associates held	2,247,339	fully paid ordinary shares in the Company.
Mr R O'Regan and/or associates held	2,600,000	fully paid ordinary shares in the Company.
TOTAL	16,965,405	

DIRECTORS' OPTION HOLDINGS IN THE COMPANY

As at the date of this report:-

Mr N R Forrester and/or associates held	750,000	Unlisted options in the Company.
Mr J J Moore and/or associates held	500,000	Unlisted options in the Company.
Mr G E Taylor and/or associates held	500,000	Unlisted options in the Company.
Mr R O'Regan and/or associates held	500,000	Unlisted options in the Company.
TOTAL	2,250,000	

All the above 2,250,000 options were issued during the 2001 financial year.

As at the date of this report and the option issue date, Mount Burgess Mining N.L.'s share price was below the exercise price. of 25 cents. Using the Black-Scholes model the value assigned to these options is nil.

DIRECTORS' CONTRACTS

During the year there were no contracts with Directors. During the 2001 year the law firm Taylor Smart provided legal services to the Company on various matters at commercial rates. This amounted to $1,077. Mr Godfrey Taylor is both a partner of Taylor Smart and a Director of the Company.

SHARE OPTIONS

Plan A

On 2 October 1996, a Share Option plan (Plan A) was introduced for the issue of up to 2,000,000 Options to eligible employees, under the following terms and conditions:

(1) no price is payable on the issue of the Options;

(2) the Options shall not be transferred or assigned by the holder provided that the holder shall be at liberty at any time to transfer all or any of his or her Options to his or her wife or husband respectively or to a proprietary limited company all the

issued shares of which are beneficially owned by the holder and his or her wife or husband or to any other nominee of the Eligible Employee, provided that any such transferee first undertakes to the Company, in a deed, not to transfer or assign such Options until such time as they are exercised;

(3) each Option will entitle the holder to subscribe for one share at an exercise price of 25¢;

(4) the Options expire at 5.00pm on 31 December of the year three (3) years from the year of issue;

(5) the Options are exercisable wholly or in part by forwarding to the Company an "Option Exercise Form", accompanied by payment of the exercise price of 25¢ per option;

(6) the Options are exercisable at any time on or prior to the Expiry Date;

(7) there are no participating rights or entitlements inherent in the Options and holders will not participate in any new issue of capital offered to shareholders during the currency of the options;

(8) shares issued on the exercise of Options will rank pari passu with the then existing ordinary share capital;

(9) an Option's terms must not prevent the Option being reorganised as required by the Listing Rules on a reorganisation of capital;

(10) the Company shall allot the Options and deliver the certificates relating to the Options to the Eligible employee within ten (10) business days of the Application Date.

Status of the Options

Any options issued under this plan will not be listed on the Australian Stock Exchange Limited for official quotation.

Only upon exercise of the Options issued under the plan will the Company make application to the Australian Stock Exchange Limited for the quotation of the shares issued pursuant to the exercise of the Options.

A total of 900,000 options with an expiry date of 31 December 2002 were issued under this plan. None of these have yet been exercised.

Plan B

On 21 September 2000, an Option Plan was introduced for the issue of options which in total shall not exceed 5% of the Issued Share Capital of the Company. The plan was introduced for the benefit of all eligible employees under the following terms and conditions.

All Options granted under this Plan shall be granted on the following terms and conditions:-

(1) the Options shall be granted at an issue price of $0.00;

(2) the Options shall not be transferred or assigned by the holder provided that the holder shall be at liberty at any time to transfer all or any of his or her Options at any time to his or her wife or husband or to a proprietary limited company all the issued shares of which are beneficially owned by the holder and his or her wife or husband or to any other nominee of the Eligible Employee provided that any such transferee first undertakes to the Company in a deed not to transfer or assign such Options until such time as they are exercised;

(3) each Options will entitle the holder to subscribe for one Share at the Exercise Price;

(4) the Options expire at 5.00pm on 31 December of the year five years (5) from the year of grant;

(5) the Options are exercisable wholly or in part by forwarding to the Company an "Option Exercise Form" of a kind attached to this plan, accompanied by payment of the Exercise Price;

(6) the Options are exercisable at any time on or prior to the Expiry Date;

(7) there are no participating rights or entitlements inherent in the Options and holders will not participate in any new issue of capital offered to shareholders of the Company during the currency of the Options;

(8) shares issued on the exercise of Options will rank parri passu with the then existing ordinary share capital;

(9) (i) in the event of any reorganisation of capital of the Company, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules applying to the reorganisation of capital at the time of reorganisation; and

(ii) (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) in all other respects the terms for the exercise of Options shall remain unchanged; and

(10) the Company shall grant the Options and deliver the certificates relating to the Options to the Eligible Employee within ten (10) business days of the Application Date.

Status of the Options

Any Options issued under this plan will not be listed on the Australian Stock Exchange Limited for official quotation.

Only upon exercise of the Options issued under the plan will the Company make application to the Australian Stock Exchange Limited for the quotation of the shares issued pursuant to the exercise of the Options.

A total of 2,750,000 Options with an expiry date of 31 December 2005 were issued under this plan. During the year 300,000 of these Options were cancelled and the expiry date for 200,000 of these was shortened to 31 December 2002. A balance of 2,250,000 Options with an expiry date of 31 December 2005 remains. None of these Options have yet been exercised.

A total of 1,400,000 Options with an expiry date of 31 December 2006 were issued under this plan during the year, of which 50,000 were cancelled. None of these Options have yet been exercised.

A total of 300,000 Options with an expiry date of 31 December 2007 were issued under this plan during the year. None of these Options have yet been exercised.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the end of the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of any contract insuring against a liability incurred by an officer or auditor.

ENVIRONMENTAL REGULATIONS

The Board is committed to environmental best practice in its operations and ensures full compliance with all statutory environmental regulations and guidelines.

SUBSEQUENT EVENTS

No matters or circumstances of which the Directors are aware, other than those referred to in the accounts or notes, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial year.

On behalf of Directors

N R Forrester
CHAIRMAN AND MANAGING DIRECTOR

SIGNED at Perth this 26th day of September 2002 in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Statement of Financial Performance

for the year ended 30 June 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Revenue from ordinary activities		197,453	439,031	197,089	438,956
Administration expenses		(946,525)	(899,993)	(892,572)	(896,991)
Borrowing costs		(1,319)	(2,290)	(1,319)	(2,290)
Exploration interests written off		(2,131,336)	(721,187)	(2,131,336)	(721,187)
Other expenses from ordinary activities		(37,988)	(73,071)	(37,988)	(73,596)
Loss from ordinary activities	2	(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
Income tax expense from ordinary activities	3	–	–	–	–
Loss from ordinary activities after related income tax expense		(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
Net Loss		(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
Total changes in equity other than those resulting from transactions with owners as owners		(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
Basic Earnings per Share (cents per share)	16	(2.88)	(1.23)		

Statement of Financial Position

as at 30 June 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
CURRENT ASSETS					
Cash assets		2,803,527	6,099,453	2,742,585	6,036,959
Receivables	4	101,159	73,800	13,369	73,800
Other	5	927	3,657	–	–
TOTAL CURRENT ASSETS		2,905,613	6,176,910	2,755,954	6,110,759
NON CURRENT ASSETS					
Other financal assets	6	40,000	40,000	4,016,092	2,113,803
Plant and equipment	7	290,011	254,396	194,987	228,349
Exploration interests	8	6,556,060	6,191,679	2,843,905	4,107,137
TOTAL NON CURRENT ASSETS		6,886,071	6,486,075	7,054,984	6,449,289
TOTAL ASSETS		9,791,684	12,662,985	9,810,938	12,560,048
CURRENT LIABILITIES					
Payables	9	237,128	214,227	200,391	108,888
Interest bearing liabilities	10	16,038	13,928	16,038	13,928
Provisions	11	66,656	69,868	66,656	69,868
TOTAL CURRENT LIABILITIES		319,822	298,023	283,085	192,684
NON CURRENT LIABILITIES					
Interest bearing liabilities	12	69,946	43,353	69,946	43,353
TOTAL NON CURRENT LIABILITIES		69,946	43,353	69,946	43,353
TOTAL LIABILITIES		389,768	341,376	353,031	236,037
NET ASSETS		9,401,916	12,321,609	9,457,907	12,324,011
EQUITY					
Contributed equity	13	24,621,945	24,621,945	24,621,945	24,621,945
Reserves	14	109,972	109,972	109,972	109,972
		24,731,917	24,731,917	24,731,917	24,731,917
Accumulated losses	15	(15,330,001)	(12,410,308)	(15,274,010)	(12,407,906)
TOTAL EQUITY		9,401,916	12,321,609	9,457,907	12,324,011

The notes to the financial statements are included on pages 16 to 31.

for the year ended 30 June 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Cash flows from operating activities					
Payments to suppliers and employees		(936,803)	(910,381)	(871,218)	(907,930)
Interest and bill discounts received		212,575	454,221	212,212	454,221
Interest and other costs of finance paid		(1,319)	(2,998)	(1,319)	(2,998)
Net cash used in operating activities	29(b)	(725,547)	(459,158)	(660,325)	(456,707)
Cash flows from investing activities					
Proceeds from sale of plant and equipment		4,495	5,395	4,495	5,395
Payment for plant and equipment		(127,557)	(103,144)	(27,565)	(77,098)
Exploration, development and evaluation expenditure		(2,429,216)	(2,201,684)	(693,676)	(957,539)
Amounts advanced to wholly owned controlled entity		–	–	(1,902,289)	(1,335,136)
Net cash used in investing activities		(2,552,278)	(2,299,433)	(2,619,035)	(2,364,378)
Net cash used in financing activities					
Payments for shares bought back		–	(230,848)	–	(230,848)
Repayment of lease liabilities		(15,014)	(53,368)	(15,014)	(53,368)
Net cash used in financing activities		(15,014)	(284,216)	(15,014)	(284,216)
Net increase/(decrease) in cash held		(3,292,839)	(3,042,807)	(3,294,374)	(3,105,301)
Cash at the beginning of the financial year		6,099,450	9,142,779	6,036,959	9,142,779
Effects of exchange rate changes on the balance of cash held in foreign currencies		(3,084)	(519)	–	(519)
Cash at the end of the financial year	29(a)	2,803,527	6,099,453	2,742,585	6,036,959

The notes to the financial statements are included on pages 16 to 32.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated entity's general purpose financial report has been prepared in accordance with applicable Accounting Standards, the Corporations Act 2001, Urgent Issues Group Consensus Views and other requirements of the Law. It has been prepared in accordance with the historical cost convention. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the consolidated entity in the preparation of the general purpose financial report.

(a) Acquisition, Exploration and Development Expenditure

Acquisition, exploration and development costs are accumulated in respect of each separate area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or where activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

The ultimate recoupment of costs related to areas of interest in the exploration and/or evaluation phase is dependent on the successful development and commercial exploitation or sale of the relevant areas.

Where development does proceed, such costs are written off against ore production proportionate to the number of tonnes of ore won which are relative to those costs.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of the area of interest.

(b) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense in the profit and loss account is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to tax losses and expenditure benefits are not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. Income tax on net cumulative timing differences is set aside to provision for deferred income tax or future tax benefit accounts at current rates, where its realisation is beyond reasonable doubt.

(c) Non Current Assets - Plant and Equipment

The cost of each item of plant and equipment is written off over its estimated useful life. Depreciation is calculated on a diminishing value or straight line basis. Each item's economic life has due regard to both its own physical limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The following estimated useful lives are used in the calculation of depreciation:

Plant, equipment and vehicles	2 - 15 years
Leased equipment and vehicles	3 - 5 years

(d) Recoverable Amount of Non Current Assets

Non current assets are written down to recoverable amounts where the carrying value of any non current assets exceeds recoverable amounts. In determining recoverable amounts of non current assets, the expected net cash flows have not been discounted to their present values.

(e) Leases

Leases of fixed assets other than operating leases, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases are charged as expenses in the periods in which they are incurred.

(f) Restoration, Rehabilitation and Environmental Costs

Restoration, rehabilitation and environmental expenditures are incurred as required during the production phase of operations. They are also accrued when the need for any additional future expenditures are required and then written off as part of the cost of production of the mine property concerned.

(g) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and sick leave when it is probable that settlement will be required and is capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, sick leave, and other entitlements expected to be settled within 12 months, are measured at their nominal values.

(h) Going Concern Basis

The financial statements of the consolidated entity have been prepared on a going concern basis which contemplates the continuity of normal business activity, and the realisation of assets and the settlement of liabilities in the normal course of business.

(i) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(j) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(k) Financial Instruments issued by the Consolidated Entity

Debt and Equity Instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

(l) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are brought to account in the Statement of Finacial Performance in the period in which they arise except that:

(i) exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

(ii) exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

(m) Revenue Recognition

Interest

Interest is recognised on an accruals basis in accordance with the terms of the relevant agreement.

Disposal of Assets

Revenue from the disposal of assets is recognised when the consolidated entity has passed control of the assets to the buyer.

(n) Joint Venture Operations

Interest in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

(o) Other Financial Assets

Investments are recorded at lower of cost or net recoverable amount and dividend revenue is recognised on a receivable basis.

(p) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(q) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the economic entity, being the company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 31 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the economic entity are eliminated in full.

2 LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following items of revenue and expense:

	Consolidated		Company	
	2002	2001	2002	2001
	$	$	$	$
(a) Revenue from Ordinary Activities:				
Interest received – other entities	197,453	436,628	197,089	436,553
Gain on sale of non current assets	–	2,403	–	2,403
	197,453	439,031	197,089	438,956
(b) Administration Expenses:				
Operating lease rental expense	42,292	42,292	42,292	42,292
Net foreign exchange loss	19,831	948	1,471	948
Salaries, wages and superannuation	505,674	466,886	505,674	466,886
Operating lease outgoings	29,462	27,998	29,462	27,998
Audit and tax	37,711	30,368	28,300	25,266
Insurance	13,742	14,761	13,742	14,761
Other	297,813	316,740	271,631	318,840
	946,525	899,993	892,572	896,991

		Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
2	LOSS FROM ORDINARY ACTIVITIES *(cont'd)*				
(c)	Borrowing Costs	1,319	2,290	1,319	2,290
(d)	Exploration interests written off	2,131,336	721,187	2,131,336	721,187
(e)	Other Expenses from Ordinary Activities:				
	Depreciation of non current assets	30,090	64,697	30,090	64,697
	Amortisation of leased assets	7,898	8,374	7,898	8,374
	Other	–	–	–	525
		37,988	73,071	37,988	73,596

3 INCOME TAX

(a) The prima facie income tax expense on pre-tax accounting income reconciles to the income tax expense in the accounts as follows:

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Operating (Loss)	(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
Income tax expense (benefit) calculated at 30% (2001: 34%) of operating loss	(875,914)	(427,553)	(859,838)	(426,737)
Add/(Less) Tax effect of permanent differences:				
Non-deductible Items				
Timing Differences:	5,354	4,724	5,354	4,724
Tax losses not brought to account as future income tax benefits	870,560	422,829	854,484	422,013
Income tax expense (benefit) attributable to the operating loss	–	–	–	–

(b) Future income tax benefits:

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Certain future income tax benefits have not been recognised as an asset:				
Attributable to tax losses, the benefits of which are not virtually certain of realisation at 30%.				
Revenue	3,615,716	3,157,058	3,615,716	3,157,058

(c) The taxation benefits will only be obtained if:

(i) The consolidated entity derives assessable income of a nature and of amount sufficient to enable the benefit from the deductions to be realised,

(ii) The consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) There are no changes in tax legislation adversely affecting the consolidated entity in realising the benefit from the deductions.

4 CURRENT RECEIVABLES

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Trade receivables	11,286	37,523	9,061	37,523
VAT/GST recoverable	89,873	8,185	4,308	8,185
Non-trade receivables from joint venture entities	–	28,092	–	28,092
	101,159	73,800	13,369	73,800

	Consolidated		Company	
	2002	2001	2002	2001
	$	$	$	$
5 OTHER CURRENT ASSETS				
Prepayments	927	3,657	–	–

	Consolidated		Company	
	2002	2001	2002	2001
6 OTHER NON CURRENT FINANCIAL ASSETS				
Investments				
Shares and options at cost (i)	200,000	200,000	200,000	200,000
Write down to recoverable amount	(160,000)	(160,000)	(160,000)	(160,000)
	40,000	40,000	40,000	40,000
Non-trade receivables from wholly owned controlled entity (ii)	–	–	3,976,092	2,073,803
	40,000	40,000	4,016,092	2,113,803

(i) The Company holds 8.9% (2001:10%) of the ordinary share capital of Madagascar Resources N.L, an unlisted public mineral exploration company.

(ii) The recoverability of the receivables from the controlled entity is dependent on the successful development and economic exploitation of the controlled entity's exploration interest.

7 PLANT & EQUIPMENT

	Consolidated		
	Plant, Equipment and vehicles	Leased Equipment and vehicles	Total
	$	$	$
Gross Carrying Amount			
Balance as at 30 June 2001	522,603	89,317	611,920
Additions	125,497	43,718	169,215
Disposals	(5,179)	(17,434)	(22,613)
Balance as at 30 June 2002	642,921	115,601	758,522
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2001	325,914	31,610	357,524
Depreciation	111,967	16,659	128,626
Disposals	(205)	(17,434)	(17,639)
Balance as at 30 June 2002	437,676	30,835	468,511
Net Book Value			
As at 30 June 2001	196,691	57,705	254,396
As at 30 June 2002	205,245	84,766	290,011
	Company		
Gross Carrying Amount			
Balance as at 30 June 2001	496,556	89,317	585,873
Additions	25,259	43,718	68,977
Disposals	(5,179)	(17,434)	(22,613)
Balance as at 30 June 2002	516,636	115,601	632,237
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2001	325,914	31,610	357,524
Depreciation	80,706	16,659	97,365
Disposals	(205)	(17,434)	(17,639)
Balance as at 30 June 2002	406,415	30,835	437,250

7 PLANT & EQUIPMENT *(cont'd)*

	Consolidated		
	Plant, Equipment and vehicles	Leased Equipment and vehicles	Total
	$	$	$
Net Book Value			
As at 30 June 2001	170,644	57,705	228,349
As at 30 June 2002	110,221	84,766	194,987

Aggregate depreciation and amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year;

	Consolidated		Company	
	2002	2001	2002	2001
	$	$	$	$
Plant, equipment and vehicles	111,967	129,220	80,706	129,220
Leased equipment and vehicles	16,659	10,738	16,659	10,738
	128,626	139,958	97,365	139,958

8 EXPLORATION INTERESTS

Tenement aquisition at cost				
Balance as at the start of the financial year	859,177	859,177	859,177	859,177
Additions	–	–	–	–
Write offs	(174,488)	–	(174,488)	–
Balance as at the end of the financial year	684,689	859,177	684,689	859,177
Exploration expenditure at cost				
Balance as at the start of the financial year	5,332,502	4,048,585	3,247,960	3,309,918
Additions	2,495,717	2,005,104	868,104	659,229
Write offs	(1,956,848)	(721,187)	(1,956,848)	(721,187)
Balance as at the end of the financial year	5,871,371	5,332,502	2,159,216	3,247,960
Total Exploration Interests	6,556,060	6,191,679	2,843,905	4,107,137

The ultimate recoupment of the value of assets is dependent upon their successful development and commercial exploitation, or alternatively their respective sale.

The Company's exploration properties may be subject to claims under native title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

9 CURRENT PAYABLES

Trade payables	237,128	214,227	200,391	108,888

10 CURRENT INTEREST-BEARING LIABILITIES

Secured:				
Finance lease liability (i) [Note 17(b)]	16,038	13,928	16,038	13,928

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

		Consolidated		Company	
		2002	2001	2002	2001
		$	$	$	$
11	**CURRENT PROVISIONS**				
	Employee entitlements	66,656	69,868	66,656	69,868
12	**NON-CURRENT INTEREST BEARING LIABILITIES**				
	Secured:				
	Finance Lease liability(i) [Note 17(b)]	69,946	43,353	69,946	43,353

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

13	**CONTRIBUTED EQUITY**				
	101,500,000 fully paid ordinary shares (2001: 101,500,000)	24,621,945	24,621,945	24,621,945	24,621,945

	Consolidated			
	2002		2001	
Fully Paid Ordinary Share Capital	No.	$	No.	$
Balance at the start of the year	101,500,000	24,621,945	103,436,135	24,816,492
Shares bought back	–	–	(1,936,135)	(194,547)
Balance at the end of the year	101,500,000	24,621,945	101,500,000	24,621,945

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Share Capital bought back during the 2001 Year

1,936,135 (2%) fully paid ordinary shares were bought back and cancelled during the 2001 financial year by the Company under its 10/12 on market share buyback scheme. The cost of acquisition included:

	$
Consideration:	192,314
Transaction costs	2,233
	194,547

In accordance with the terms of the share buyback, the equity of the Company decreased as follows:

Contributed Equity	194,547

On 19 February 2001 the Company terminated its on market share buyback scheme, having achieved its objective by reducing issued share capital by some nine million shares.

Share Options

In accordance with the provisions of the Employee Share Option Plan (Plan A), as at 30 June 2002 employees held 900,000 unlisted share options. They are exercisable at 25 cents and expire on 31 December 2002.

In accordance with the provisions of the Employee Share Option Plan (Plan B) as at 30 June 2002, employees held 4,100,000 share options. They are exercisable at 25 cents; 200,000 expire on 31 December 2002; 2,250,000 expire on 31 December 2005; 1,350,000 expire on 31 December 2006; 300,000 expire on 31 December 2007.

Further details of the Employee Share Option Plans are contained under Share Options in the Directors' Report.

14	**RESERVES**				
	Asset realisation reserve	109,972	109,972	109,972	109,972

This reserve represents realised benefits transferred from the asset revaluation reserve.

		Consolidated		Company	
		2002	2001	2002	2001
		$	$	$	$
15	ACCUMULATED LOSSES				
	Balance at start of financial year	(12,410,286)	(11,152,798)	(12,407,884)	(11,152,798)
	Net loss	(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
	Balance at end of financial year	(15,330,001)	(12,410,308)	(15,274,010)	(12,407,906)

		Consolidated	
		2002	2001
16	EARNINGS PER SHARE	Cents per share	Cents per share
	Basic earnings per share	(2.88)	(1.23)

There are no dilutive potential ordinary shares.

The potential ordinary shares from 5,000,000 employee share options are not considered dilutive and therefore have not been used in the calculation of dilutive earnings per share.

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2002	2001
EARNINGS PER SHARE	$	$
Net Loss	(2,919,715)	(1,257,510)
Earnings used in calculation of basic EPS	(2,919,715)	(1,257,510)
	2002 No.	2001 No.
Weighted average number of ordinary shares	101,500,000	101,968,822

17 COMMITMENTS

a) Exploration

The Company together with its joint venture partners has minimum annual expenditure commitments, as required by the Mining Act, in order to maintain title to the various mining leases, prospecting licences and exploration licences which are held in Australia. The current level of commitment which is expected to be fulfilled in the normal course of operations, if no exemptions are applied for, amounts to $969,400. Of this amount, $139,992 will, subject to dilution, be met by Newmont Gold Exploration Pty Ltd (formerly Normandy Gold Exploration Pty Ltd) as part of its commitment under the Isdell Joint Venture [Note 25(a)].

The Company's exploration properties may be subject to claims under native title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

The Company together with its joint venture partner Kimberlite Resources Pty Ltd has minimum annual expenditure commitments as required by the Mining Act, in order to maintain title to the various prospecting licences which are held in Namibia. The current level of commitment which is expected to be fulfilled in the normal course of operations amounts to A$568,000. All of this amount will be met by Mount Burgess as part of its joint venture commitment. [Note 25(b) and (c)].

No estimate has been given of expenditure commitments beyond one year as this is dependent on the Directors ongoing assessment of operations and in certain instances on Native Title negotiations.

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
17 COMMITMENTS *(cont'd)*				
(b) Capitalised Finance Leases				

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The present value of the remaining lease payments at 30 June 2002 is as follows:

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Lease commitments				
(i) no later than 1 year	22,357	18,019	22,357	18,019
(ii) later than 1 year and not later than 5 years	79,222	50,160	79,222	50,160
Minimum lease payments	101,579	68,179	101,579	68,179
Deduct future finance charges	15,595	10,898	15,595	10,898
Present value of minimum lease payments	85,984	57,281	85,984	57,281
Included in the financial statements as:				
Current interest bearing liabilities (Note 10)	16,038	13,928	16,038	13,928
Non-current interest bearing liabilities (Note 12)	69,946	43,353	69,946	43,353
	85,984	57,281	85,984	57,281

The above finance lease commitments relate to various items of equipment and motor vehicles. The annual lease commitments are fixed and there are no contingent rental payments. The leased assets can be purchased for the amount of the outstanding liability.

(c) Operating lease commitments

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
(i) no later than 1 year	47,088	41,856	47,088	41,856
(ii) later than 1 year and not later than 5 years	99,408	143,008	99,408	143,008
	146,496	184,864	146,496	184,864

The above operating lease commitment is for the lease of the Company premises. The annual lease commitments are fixed and there are no contingent rental payments. The lease agreement contains an option to renew the lease for 5 years.

18 REMUNERATION OF DIRECTORS

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Aggregate remuneration of directors of the Company:			404,834	499,584
Aggregate remuneration of directors of the Consolidated Entity:	404,834	499,584		

The number of directors of the Company whose remuneration was within the following bands

$	$	No.	No.
0	9,999	–	1
10,000	19,999	–	1
20,000	29,999	2	1
90,000	99,999	-	1
150,000	159,999	1	1
200,000	209,999	1	1

The names of the directors who have held office during the financial year are: Nigel Raymond Forrester, Jeffrey John Moore, Godfrey Edward Taylor and Ronald William O'Regan.

18 REMUNERATION OF DIRECTORS *(cont'd)*

As at the date of this financial report an aggregate of 2,250,000 options, with an exercise price of $0.25 were held by Directors and/or associates. As at the date of this report and the option issue date, Mount Burgess Mining N.L.'s share price was below the exercise price. Using the Black-Scholes model the value assigned to these options is nil.

	Consolidated		Company	
	2002	2001	2002	2001
	$	$	$	$
19 EXECUTIVES' REMUNERATION				
Aggregate remuneration of executive officers of the Company receiving $100,000 or more:			364,834	362,576
Aggregate remuneration of executive officers of the Consolidated Entity receiving $100,000 or more:	364,834	362,576		

The number of executive officers of the Company whose remuneration was within the following bands

$	$	No.	No.	No.	No.
150,000	159,999	1	1	1	1
200,000	209,999	1	1	1	1

Executives disclosed herein are also directors of the Company and disclosed in Note 18 above.

	Consolidated		Company	
	2002	2001	2002	2001
	$	$	$	$
20 REMUNERATION OF AUDITORS				
(a) Auditor of the Parent Entity				
Auditing of the financial report	17,850	12,423	17,850	12,423
Other services	10,450	11,620	10,450	11,620
	28,300	24,043	28,300	24,043
(b) Related practice of the Parent Entity Auditor				
Other services	9,411	6,325	–	1,223
	37,711	30,368	28,300	25,266

21 SEGMENT INFORMATION

The Company operates both in Australia and Namibia in the area of mineral exploration.In Australia the exploration focus is on gold and basemetals.

In Namibia the exploration focus is on diamonds and basemetals.

Geographical Segments

	Australia 2002 $	Australia 2001 $	Namibia 2002 $	Namibia 2001 $	Consol'd 2002 $	Consol'd 2001 $
Revenue						
External sales	–	–	–	–	–	–
Inter-segment sales	–	–	–	–	–	–
Total segment revenue	–	–	–	–	–	–
Unallocated corporate revenue					197,453	439,031
Consolidated total Revenue					197,453	439,031
Results						
Segment result	(2,131,336)	(721,187)	–	–	(2,131,336)	(721,187)
Unallocated corporate revenue					197,453	439,031
Unallocated corporate expenses					(985,832)	(975,354)
Loss/result from ordinary activities before income tax expense					(2,919,715)	(1,257,510)
Income tax expense					–	–
Loss/result from ordinary activities after income tax expense					(2,919,715)	(1,257,510)
Extraordinary items					–	–
Net loss					(2,919,715)	(1,257,510)
Segment Assets	3,797,488	4,204,592	3,994,123	2,238,471	7,791,611	6,443,063
Unallocated corporate assets					3,084,417	6,398,695
Eliminations					(1,084,344)	(178,773)
Consolidated total assets					9,791,684	12,662,985
Segment Liabilities	241,636	127,606	1,121,031	283,061	1,362,667	410,667
Unallocated corporate liabilities					111,420	108,473
Eliminations					(1,084,319)	(177,748)
Consolidated total liabilities					389,768	341,392
Acquisition of plant and equipment and exploration expenditure	905,000	720,653	1,757,293	1,397,200	2,662,293	2,117,853
Unallocated corporate					2,639	43,718
Consolidated total					2,664,932	2,161,571
Depreciation/amortisation included in segment result	–	–	–	–	–	–
Unallocated corporate					37,988	73,071
Consolidated total					37,988	73,071
Non cash expenses other than depreciation/amortisation	–	–	–	–	–	–
Unallocated corporate					19,831	948
Consolidated total					19,831	948

22 RELATED PARTY TRANSACTIONS

Related Directorships

The Company has a joint venture with Kimberlite Resources Pty Ltd in respect of its diamond exploration project at Tsumkwe in Namibia. Mr Godfrey Taylor is a shareholder and director of both the Company and Kimberlite Resources Pty Ltd.

Dealing in Shares by Directors	2002 No. Shares	2001 No. Shares
Ordinary shares in the Company held by existing directors and/or their associates at 30 June.	17,013,705	15,254,399
Ordinary shares in the Company acquired by existing directors and/or their associates at market rates during the year.	1,759,306	1,852,060
Ordinary shares in the Company disposed of by existing directors and/or their associates at market rates during the year.	–	–

23 CONTINGENT LIABILITIES

(a) In accordance with an agreement dated 28 April 1992, between the Company and Aberv Pty Ltd, the Company agreed, contingent upon production to pay to Aberv Pty Ltd, a royalty of $1.00 per tonne of all ore mined, milled and treated from Exploration Licences E45/1217 (Mining Lease Application 45/992) and E45/1218.

(b) In accordance with an agreement dated 21 July 1992, between the Company and Joseph Allen Treacy, the Company agreed,contingent upon production, to pay to Joseph Allen Treacy, a 2% royalty on production from Exploration Licences E45/1235, E45/1237 (Mining Lease Application M45/968) and E45/1393.

As at the date of this report there was no production occurring with regard to (a) and (b) above.

24 CONTINGENT ASSETS

On 12 July 1999 the Company entered into three royalty deeds with Sons of Gwalia Ltd and Sons of Gwalia (Murchison) N.L. relative to the sale of its 50% share of the Butcher Well joint venture.

The first royalty deed covers Mining Leases M39/411, M39/412 and M39/413 within which lies the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases. The Red October deposit is currently subject to underground mining feasibility studies by Sons of Gwalia Ltd. Sons of Gwalia Ltd's June 2002 Quarterly Report states that "Tenders for mining services to develop the exploration decline and to mine a bulk sample at Red October have been received by Sons of Gwalia Ltd (SGW). Project commitment and timing is currently being assessed in the context of SGW's Five Year Plan and the results of the tender submissions."

The second royalty deed covers Mining Leases M39/165 and M39/166 within which are situated the Butcher Well gold resources. In terms of this deed the Company is entitled to 1% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 50,000 ozs from these leases. No mining is currently taking place from these resources.

The third royalty deed covers all of the other tenements which were in the Butcher Well joint venture, within which are situated a number of small resources. In terms of this deed the Company is entitled to 1% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) from any production from these tenements. No mining is currently taking place from any of the resources on these tenements.

25 JOINT VENTURES

The Company has an interest in the following joint ventures as at the 30 June 2002:

a) A joint venture, known as the Isdell JV with Newmont Gold Exploration Pty Ltd (formerly Normandy Gold Exploration Pty Ltd), in respect of gold and basemetal exploration in the Telfer region, where Mount Burgess Mining N.L holds 62% and Newmont 38%.

b) A joint venture, known as the Tsumkwe Joint Venture, with Kimberlite Resources Pty Ltd, for the exploration and development of mines on Exclusive Prospecting Licences 2012 and 2014 in Namibia, where Mount Burgess Mining N.L. holds 90% and Kimberlite Resources Pty Ltd 10%.

c) A joint venture, known as the Baraka Joint Venture, with Kimberlite Resources Pty Ltd, for the exploration and development of mines on Exclusive Prospecting Licences 2817, 2818 and 2819 in Namibia, where Mount Burgess Mining N.L. holds 90% and Kimberlite Resources Pty Ltd 10%.

d) A joint venture, known as the Perrinvale Joint Venture, with Heron Resources Limited, for the exploration of gold and base metals in the Illaara greenstone belt, where Mount Burgess Mining N.L. has the right to earn 70% in the project upon the expenditure of $500,000 with a right to withdraw after the first years expenditure of $100,000. As at 30 June 2002 the Company had spent $254,753 on the project.

The capital commitments arising from the Company's interests in joint venture operations are disclosed in Note 17(a).

The following amounts represent the consolidated entity's interest in assets employed in the above joint ventures. The amounts are included in the financial statements under their respective asset categories.

	Consolidated	
	2002	2001
	$	$
Current Assets		
Cash assets	60,941	62,494
Receivables	87,789	–
Other	927	3,657
Total Current Assets	149,657	66,151
Non Current Assets		
Exploration interests	4,208,245	3,240,124
Plant and equipment	248,025	184,047
Total Non Current Assets	4,456,270	3,424,171
Total Assets	4,605,927	3,490,322

26 ECONOMIC DEPENDENCY

The Company is not economically dependent on any other company for the derivation of revenues.

27 SUPERANNUATION COMMITMENT

The Company has ensured that the minimum superannuation levy was contributed to a complying fund on behalf of all its employees.

28 SUBSEQUENT EVENTS

No other matters or circumstances of which the Directors are aware, other than those referred to in the accounts or notes, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the Company in future financial years.

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $

29 NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Cash balance comprises:				
Cash assets	2,803,527	6,099,453	2,742,585	6,036,959
Cash balance as per Statement of Cash Flows	2,803,527	6,099,453	2,742,585	6,036,959

(b) Reconciliation of (Loss) from Ordinary Activities after Income Tax to the Net Cash Flows from Operating Activities:

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Operating (Loss) after income tax	(2,919,715)	(1,257,510)	(2,866,126)	(1,255,108)
Depreciation	30,090	64,697	30,090	64,697
Amortisation	7,898	8,374	7,898	8,374
Write off of exploration and development expenditure	2,131,336	721,187	2,131,336	721,187
Profit on sale of non current assets	–	(2,403)	–	(2,403)
Net exchange differences	3,084	519	–	519
Changes in operating assets and liabilities				
Increase in trade receivables	14,553	16,832	33,186	16,881
Increase in trade payables	10,419	1,831	6,503	1,831
Increase in provision for employee entitlements	(3,212)	(12,685)	(3,212)	(12,685)
Net cash flows from operations	(725,547)	(459,158)	(660,325)	(456,707)

(c) Financing Facilities

As at 30 June 2002 the Company had a Visa Card credit facility to the value of $65,000 (2001: $65,000) and payroll facility to the value of $56,000 (2001: $56,000). At balance date the total amount unused was $121,000 (2001: $108,000).

(d) Non-Cash Financing and Investing Activities

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Acquisition of motor vehicle by means of lease finance	43,718	53,860	43,718	53,860

None of the above are reflected in the Statement of Cash Flows.

30 FINANCIAL INSTRUMENTS

Significant Accounting Policies

(i) Details of significant accounting policies and methods adopted including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements. No financial derivative instruments were in place at year end.

(ii) Interest Rate Risk

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2002.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity Less than 1 year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
2002							
Financial Assets							
Cash assets	4.57	–	2,740,031	–	–	63,496	2,803,527
Shares	–	–	–	–	–	40,000	40,000
Trade receivables	–	–	–	–	–	101,159	101,159
			2,740,031	–	–	204,655	2,944,686
Financial Liabilities							
Trade payables	–	–	–	–	–	237,128	237,128
Finance lease liabilities	8.11	–	16,038	69,946	–	–	85,984
Employee entitlements	–	–	–	–	–	66,656	66,656
			16,038	69,946	–	303,784	389,768

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2001.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity Less than 1 year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
2001							
Financial Assets							
Cash assets	4.87	–	6,091,920	–	–	7,533	6,099,453
Shares	–	–	–	–	–	40,000	40,000
Trade receivables	–	–	–	–	–	73,800	73,800
			6,091,920	–	–	121,333	6,213,253
Financial Liabilities							
Trade payables	–	–	–	–	–	214,227	214,227
Finance lease liabilities	8.12	–	13,928	43,353	–	–	57,281
Employee entitlements	–	–	–	–	–	69,868	69,868
			13,928	43,353	–	284,095	341,376

30 FINANCIAL INSTRUMENTS *(cont'd)*

(iii) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company measures credit risk on a fair value basis.

The Company does not have any significant credit risk exposure to a single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(iv) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the accounts.

31 CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership Interest (%)
Parent Entity		
Mount Burgess Mining N.L.	Australia	
Controlled Entity		
MTB (Namibia) (Proprietary) Ltd	Namibia	100%

32 NON-HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:

	Consolidated 2002 $	Consolidated 2001 $	Company 2002 $	Company 2001 $
Namibian Dollars				
Payables				
Current	36,737	105,338	–	–
	36,737	105,338	–	–
Receivables				
Current	87,789	–	–	–
Cash assets	60,941	62,494	–	–
	148,730	62,494	–	–

33 ADDITIONAL COMPANY INFORMATION

	Consolidated No.	Consolidated No.	Company No.	Company No.
Number of employees at the end of the year	35	32	9	9

Directors' Declaration

The Directors declare that:

(a) The attached financial statements and notes thereto comply with Accounting Standards;

(b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the Company and the Consolidated Entity;

(c) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

(d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Directors

N R Forrester
CHAIRMAN and MANAGING DIRECTOR

Signed at Perth this 26th day of September 2002 in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

Independent Auditors' Report

SCOPE

We have audited the financial report of Mount Burgess Mining N.L. for the financial year ended 30 June 2002 as set out on pages 14 to 32. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entity it controlled at the year's end and during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards issued in Australia and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Mount Burgess Mining N.L. is in accordance with:

(a) The Corporations Act 2001, including:

   (i) Giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and their performance for the year ended for that date; and

   (ii) Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G K McHarrie
Partner
Chartered Accountants

Signed at Perth this 26th day of September 2002.

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' scheme under the Professional Standards Act 1994 (NSW).

ADDITIONAL INFORMATION INCLUDED IN ACCORDANCE WITH THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

The information set out below was applicable as at 3 September 2002.

1. **Distribution of Equity Securities and Voting Rights:**

(a) Distribution of Shareholders of Ordinary shares:-

	No. of Holders
1 - 1,000	204
1,001 - 5,000	585
5,001 - 10,000	412
10,001 - 100,000	789
100,000 and over	116
Total No. of Shareholders	2,106

(b) Each shareholder entitled to vote may vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote. On a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share.

(c) There existed 800 shareholders who held less than a marketable parcel of shares.

2. **Substantial Shareholders**

The Company had one substantial shareholder as follows:-

N R Forrester (with associates) 11,368,066 shares

3. **Top Twenty Shareholders**

Shareholder Name	Units Held	Percentage of Issued Capital
Citicorp Nominees Limited	15,145,810	14.92
Mr Nigel Raymond Forrester	7,945,496	7.82
J P Morgan Nominees Australia Ltd	5,146,200	5.07
ANZ Nominees Australia Ltd	2,099,732	2.06
Bow Lane Nominees	1,613,150	1.58
Mr Godfrey Taylor	1,563,312	1.53
Mr Oliver Messenger (Messenger Family Account)	1,518,500	1.49
Beta Management Services Pty Ltd (S/F A/C)	1,578,400	1.55
National Nominees Limited	1,295,610	1.27
Platinum Broking Company Ltd	1,160,000	1.14
Jennifer Lilian O'Regan	1,136,800	1.12
Strata Drilling WA Pty Ltd	1,100,000	1.08
Ronald William O'Regan	1,013,200	0.99
Salto Pty Ltd	1,000,000	0.98
Yandal Investments Pty Ltd	1,000,000	0.98
Zero Nominees Pty Ltd	1,000,000	0.98
Baracus Pty Ltd	833,535	0.82
Jindabyne Pty Ltd	743,550	0.73
W & R Brooks Investments Pty Ltd	666,600	0.66
Hadden Hall Pty Ltd	648,157	0.63
	48,208,052	47.4

4. **Contingent Liabilities in relation to Termination Benefits**

There are no service agreements with any directors or officers of the Company.

Details of Company's Mineral Tenements

Tenement No.		% Equity
Telfer		
E45/854		100
E45/1218		100
E45/1235		100
E45/1393		100
E45/1946	Under Application	100
E45/2202		100
E45/2243		100
E45/2302		100
E45/2317	Under Application	100
M45/527		100
M45/528		100
M45/542		62
M45/543		62
M45/544		62
M45/550		100
M45/551		62
M45/659		100
M45/661		100
M45/662		100
M45/750	Under Application	100
M45/901	Under Application	100
M45/917	Under Application	100
M45/918	Under Application	100
M45/967	Under Application	100
M45/968	Under Application	100
M45/992	Under Application	100
P45/2458		100
P45/2460	Under Application	100
Tabletop		
E45/1741	Under Application	100
E45/1742	Under Application	100
E45/1743	Under Application	100
E45/1744	Under Application	100
E45/1745	Under Application	100
E45/1746	Under Application	100
Broadhurst		
E45/1912		100

Tenement No.		% Equity
Duketon		
E38/1416	Under Application	100
E38/1417	Under Application	100
Gullewa		
E59/1017	Under Application	100
E59/1018	Under Application	100
Mount Elvire		
E29/496	Under Application	100
E29/498	Under Application	100
E30/256	Under Application	100
E30/258	Under Application	100
E77/1044	Under Application	100
Perrinvale		
E29/434		Earning 70
E29/435		Earning 70
E30/455	Under Application	Earning 70
E30/203	Under Application	Earning 70
E30/226		Earning 70
E30/228		Earning 70
E30/254	Under Application	Earning 70
NAMIBIA		
Tsumkwe		
EPL 2012		90
EPL 2014		90
EPL 2817		90
EPL 2818		90
EPL 2819		90
EPL 3019		90
EPL 3020		90
EPL 3021		100
EPL 3022		100
Karas		
EPL 2927		100

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